SO
8/31/04

04013086

AM 8-31-2004

SEC MAIL PROCESSING RECEIVED AUG 30 2004 WASH, D.C. 185 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/03 (MM/DD/YY) AND ENDING 6/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walt Becker & Associates Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5380 N. Fresno St. Suite 105
(No. and Street)

Fresno	CA	93710-6847
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Walter J. Becker 559-224-7677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dritsas, Groom, McCormick & Swanton, LLP
(Name – *if individual, state last, first, middle name*)

7576 N. Ingram Ave #102	Fresno	CA	93711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Walter J. Becker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Walt Becker & Associates, Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 27 DAY OF Aug 2004
NOTARY PUBLIC

ROSE M. LEWIS
COMM. #1321634
NOTARY PUBLIC - CALIFORNIA
FRESNO COUNTY
My Comm. Expires Oct. 13, 2005

WALT BECKER & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Years Ended
June 30, 2004 and 2003

with

INDEPENDENT AUDITORS' REPORT

Dritsas, Groom, McCormick & Swanton LLP
CERTIFIED PUBLIC ACCOUNTANTS

CERTIFIED PUBLIC ACCOUNTANTS
John J. Dritsas (1937 - 2002)
Russel J. Dritsas
Kendall J. Groom
Michael K. McCormick
Robert S. Swanton ACCOUNTANCY CORPORATION
R.M. "Tripp" Pound III
John A. Renna
James E. Enns
Suzanne L. Newby
Denise P. Waite
Keith B. Mizner
Tammy M. Kettler
Sonya A. Safadi
Craig N. Vitale
Leslie R. Pountney
Liane L. Vo
Jeffrey B. Bergman

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS
Walt Becker & Associates, Inc.
Fresno, California

We have audited the accompanying balance sheets of Walt Becker & Associates, Inc. as of June 30, 2004 and 2003, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walt Becker & Associates, Inc. as of June 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Dritsas, Groom, McCormick & Swanton LLP

August 12, 2004

7576 N. Ingram Avenue, Suite 102 • Fresno, California 93711 • (559) 447-8484 • Fax (559) 447-8464
www.dgmcpa.com • e-mail: firm@dgmcpa.com

WALT BECKER & ASSOCIATES, INC.

BALANCE SHEETS

June 30, 2004 and 2003

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
CURRENT LIABILITIES		
Accounts payable, trade	$ 2,447	$ 1,567
Payroll taxes payable	1,921	1,456
Commissions payable	5,875	5,094
Income taxes payable	-0-	-0-
Contract payable	3,476	3,040
Total current liabilities	13,719	11,157
LONG TERM LIABILITIES		
Deferred income taxes (Note 4)	-0-	82
Total long-term liabilities	-0-	82
Total liabilities	13,719	11,239
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 500,000 shares authorized; 15,000 shares issued and outstanding	15,000	15,000
Additional paid in capital	28,939	28,939
Retained earnings	128,002	149,281
Total stockholder's equity	171,941	193,220
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 185,660	$ 204,459

See independent auditors' report and notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF INCOME

Years Ended June 30, 2004 and 2003

	2004	2003
INCOME		
Tax deferred annuities	$ 22,803	$ 25,552
Insurance	6,365	1,643
Syndications and others	147,112	139,356
Advisory fees	16,128	17,571
Variable annuities	98,658	72,121
	291,066	256,243
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	326,752	281,070
Loss from operations	(35,686)	(24,827)
OTHER INCOME (EXPENSE)		
Interest income	8,701	14,006
Interest expense	-0-	(30)
Total other income (expense)	8,701	13,976
Income before income taxes	(26,985)	(10,851)
PROVISION FOR INCOME TAXES (BENEFIT) (Note 4)	(5,706)	(1,133)
NET LOSS	$ (21,279)	$ (9,718)

See independent auditors' report and notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

Years Ended June 30, 2004 and 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, June 30, 2002	$ 15,000	$ 28,939	$ 158,999	$ 202,938
Net loss	-0-	-0-	(9,718)	(9,718)
Balance, June 30, 2003	15,000	28,939	149,281	193,220
Net loss	-0-	-0-	(21,279)	(21,279)
Balance, June 30, 2004	$ 15,000	$ 28,939	$ 128,002	$ 171,941

See independent auditors' report and
notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

Years Ended June 30, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (21,279)	$ (9,718)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income taxes	(1,603)	(1,061)
Depreciation	1,511	1,524
(Increase) decrease in accounts receivable, trade	1,579	(2,580)
(Increase) decrease in accounts receivable, employee	586	(586)
(Increase) decrease in prepaid expenses	2	(314)
Increase in income tax refund receivable	(3,828)	(1,075)
Increase (decrease) in accounts payable, trade	880	(856)
Increase in payroll taxes payable	465	112
Increase in commissions payable	781	25
Decrease in income taxes payable	-0-	(13,734)
Increase in contracts payable	436	3,040
Net cash used in operating activities	(20,470)	(25,223)
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans made to stockholder	(216,727)	(259,925)
Collections on stockholder notes	215,812	294,300
Purchase of furniture and equipment	(2,241)	-0-
Net cash provided by (used in) investing activities	(3,156)	34,375
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on capital lease obligation	-0-	(760)
Net cash used in financing activities	-0-	(760)
NET INCREASE (DECREASE) IN CASH	(23,626)	8,392
CASH AT BEGINNING OF YEAR	43,922	35,530
CASH AT END OF YEAR	$ 20,296	$ 43,922
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ -0-	$ 30
Income taxes paid	$ 800	$ 14,736

See independent auditors' report and notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2004 and 2003

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business activity
Walt Becker & Associates, Inc. is principally engaged in the sale of insurance, tax deferred annuities and tax shelter syndications to individuals predominately in the central San Joaquin Valley.

The Company shares common ownership with Fresno Financial Services, Inc., a California Corporation. Fresno Financial Services, Inc. provides investment advising services to clients referred by the Company. Fresno Financial is in the process of dissolving its operations and client accounts are being transferred to an outside service for investment advising services. Walt Becker and Associates, Inc. receives commissions from the investment advising service based on the value of client accounts as of a specific date.

Accounts receivable
The Company's accounts receivable represents commissions receivable from various insurance and investment companies. Commissions on new investments are based on a percentage of the amount invested by the Company's clients, and are remitted to the Company within 7-90 days after investment. Commissions on managed funds are based on a percentage of the client's account balance as of an annual renewal date and are remitted to the Company within 60 days of renewal. Due to the nature of the Company's receivables, the risk of non-collection is minimal; therefore, an allowance for doubtful accounts is not included in these financial statements.

Equipment and improvements
Equipment and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the respective assets.

Cash equivalents
For the purpose of the statement of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Advertising
The Company expenses advertising costs as incurred. Advertising expense was $3,207 and $3,700 for the years ended June 30, 2004 and 2003, respectively.

Reclassification
Various accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

WALT BECKER & ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2004 and 2003

NOTE 2 - NOTES RECEIVABLE, STOCKHOLDER

The notes receivable from stockholder represent amounts due from Walter J. Becker, sole stockholder of the Corporation. The notes are unsecured and due on demand. Interest accrued at the rate of 8% per annum through December 15, 2003 when the interest rate was adjusted to 4% per annum.

NOTE 3 - COMMITMENTS

The Company rents office space on a month-to-month basis. Rent expense for the office space was $35,915 and $37,606 for the years ended June 30, 2004 and 2003.

The Company had a five year lease agreement for office equipment that expired February 2004. The lease continues on a year-to-year basis, renewing each February unless cancelled. Rent expense for the office equipment was $2,090 and $2,288 for the years ended June 30, 2004 and 2003.

NOTE 4 – INCOME TAXES

The components of income tax expense (benefit) at June 30, 2004 and 2003 consisted of the following:

	2004	2003
Current:		
Federal	$ (4,903)	$ (1,075)
State	800	1,003
	(4,103)	(72)
Deferred:		
Federal	(34)	(195)
State	(1,569)	(866)
	(1,603)	(1,061)
	$ (5,706)	$ (1,133)

The net deferred tax asset (liability) in the accompanying balance sheets at June 30, 2004 and 2003 include the following amounts of deferred tax assets and liabilities:

	2004	2003
Deferred tax asset	$ 2,427	$ 770
Deferred tax liability	(906)	(852)
	$ 1,521	$ (82)

The Company's deferred tax liability results from differences in depreciation methods used for tax and financial statement purposes. The deferred tax asset results from the carryforward of contributions and a state net operating loss available to offset future taxable income of $31,320 which expires in 2013 through 2014.

See independent auditors' report.

Dritsas, Groom, McCormick & Swanton LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17a-5 OF THE SECURITIES AND
EXCHANGE COMMISSION

TO THE BOARD OF DIRECTORS
Walt Becker & Associates, Inc.
Fresno, California

We have audited the accompanying financial statements of Walt Becker & Associates, Inc. as of and for the years ended June 30, 2004 and 2003, and have issued our report thereon dated August 12, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dritsas, Groom, McCormick & Swanton LLP
August 12, 2004

7576 N. Ingram Avenue, Suite 102 • Fresno, California 93711 • (559) 447-8484 • Fax (559) 447-8464
www.dgmcpa.com • e-mail: firm@dgmcpa.com

WALT BECKER & ASSOCIATES, INC.

SUPPLEMENTARY INFORMATION

June 30, 2004 and 2003

SCHEDULE I
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	2004	2003
Advertising	$ 3,207	$ 3,700
Automobile	4,431	5,082
Commissions	153,849	124,867
Contributions	600	600
Depreciation	1,511	1,524
Dues and subscriptions	4,941	2,231
Equipment lease	2,091	2,288
Insurance	12,413	11,495
Janitorial	1,440	1,440
Legal and accounting	9,410	7,578
Miscellaneous	275	185
Office supplies	6,598	5,168
Payroll taxes	5,260	3,939
Postage and shipping charges	2,967	3,291
Property tax expense	142	173
Rent	37,433	39,008
Repairs and maintenance	1,650	1,575
Salaries	61,003	47,073
Sales promotion	4,628	7,482
Taxes and licenses	2,309	2,543
Telephone	6,425	5,597
Travel and entertainment	183	-0-
Utilities	3,986	4,231
	$ 326,752	$ 281,070

See independent auditors' report on
supplementary information.

WALT BECKER & ASSOCIATES, INC.

SUPPLEMENTARY INFORMATION

June 30, 2004 and 2003

SCHEDULE II
COMPUTATION OF NET CAPITAL

	2004	2003
Total ownership equity from balance sheet	$ 171,941	$ 193,220
Less: total non-allowable assets from balance sheet	149,946	147,370
Net capital	$ 21,995	$ 45,850
Reconciliation with Company's computation:		
Net capital per FOCUS Report:		
Part IIA	$ 18,260	$ 42,366
Income tax	4,985	1,933
Other items, net	(1,250)	1,551
	$ 21,995	$ 45,850

SCHEDULE III
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2004	2003
Minimum net capital required (6-2/3% of total aggregate indebtedness of $13,719 and $11,239, respectively)	$ 915	$ 749
Minimum dollar net capital requirement of reporting broker	$ 5,000	$ 5,000
Net capital	$ 21,995	$ 45,850
Net capital requirements (greater of amounts above)	5,000	5,000
Excess net capital	$ 16,995	$ 40,850

See independent auditors' report on supplementary information.

Dritsas, Groom, McCormick & Swanton LLP
CERTIFIED PUBLIC ACCOUNTANTS

August 12, 2004

To the Board of Directors
Walt Becker & Associates, Inc.
Fresno, California

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Walt Becker & Associates, Inc, for the year ended June 30, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of a internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal accounting control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

7576 N. Ingram Avenue, Suite 102 • Fresno, California 93711 • (559) 447-8484 • Fax (559) 447-8464
www.dgmcpa.com • e-mail: firm@dgmcpa.com

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the SEC's objective.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Dritsas, Groom, McCormick & Swanton LLP

DRITSAS, GROOM, McCORMICK & SWANTON, LLP